Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

JBS Foods International Designated Activity Company:

We consent to the use of our reports dated August 5, 2016, with respect to (i) the statement of financial position of JBS Foods International Designated Activity Company as of July 12, 2016, and the related statements of changes in equity and cash flows for the period from May 9, 2016 (Inception) to July 12, 2016, and (ii) the consolidated statements of financial position of JBS Foods International Predecessor as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the Registration Statement on Form F-1 of JBS Foods International Designated Activity Company.

/s/ KPMG LLP

Denver, Colorado

August 5, 2016